Filed Pursuant to Rule 433

Registration No. 333-268013

Final Pricing Term Sheet dated December 2, 2024

6.646% Fixed-Rate Reset Subordinated Notes due 2040

Issuer:	Ally Financial Inc. (“Ally”)

Expected Ratings*:	Baa3 (Stable) / BB+ (Stable) / BB+ (Stable) (Moody’s / S&P / Fitch)

Title of Securities:	6.646% Fixed-Rate Reset Subordinated Notes due 2040 (the “Notes”)

Legal Format:	SEC Registered

Trade Date:	December 2, 2024

Settlement Date**:	December 5, 2024 (T+3)

Final Maturity Date:	January 17, 2040

Aggregate Principal Amount:	$500,000,000

Gross Proceeds:	$500,000,000

Underwriting Discount:	0.700%

Net Proceeds to Ally before Estimated Expenses:	$496,500,000

Reset Date:	January 17, 2035

Coupon:	(i) From, and including, December 5, 2024, to, but excluding, the Reset Date, at a rate of 6.646% per annum and (ii) from, and including, the Reset Date to, but excluding, the maturity date, at a rate per annum equal to the Five-Year U.S. Treasury Rate (as such term is defined in the preliminary prospectus supplement) as of the Reset Determination Date (as such term is defined in the preliminary prospectus supplement) plus 2.450%.

Issue Price:	100.000%

Benchmark Treasury:	4.250% due November 15, 2034

Benchmark Treasury Yield:	4.196%

Spread to Benchmark Treasury:	245 bps

Yield to Maturity:	6.646%

Interest Payment Dates:	Semi-annually, in arrears, on January 17 and July 17 of each year, until maturity, commencing on January 17, 2025 (short first interest period).

Optional Redemption:

Ally may, at its option, redeem the Notes (i) in whole, but not in part, on any day in the period commencing on (and including) October 19, 2034 (the date that is 90 days prior to the Reset Date), and ending on (and including) the Reset Date, (ii) in whole or in part, at any time and from time to time, on or after July 21, 2039 (the date that is 180 days prior to the maturity date), or (iii) in whole, but not in part, at any time within 90 days following a Regulatory Capital Treatment Event (as such term is defined in the preliminary prospectus supplement), in each case, at a redemption price equal to 100% of the aggregate principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

The Notes will not be subject to repayment at the option of the holder at any time prior to maturity.

Day Count Convention:	30/360

Business Days:	New York

Concurrent Senior Notes Offering:	In a concurrent registered offering (the “Concurrent Senior Notes Offering”), Ally is offering $500,000,000 aggregate principal amount of 5.543% Fixed-to-Floating Rate Senior Notes due 2031 (the “New Senior Notes”). The New Senior Notes are being offered pursuant to a separate prospectus supplement. The closing of this offering is not conditioned on the closing of the Concurrent Senior Notes Offering, and the closing of the Concurrent Senior Notes Offering is not conditioned on the closing of this offering. Ally may sell the Notes or the New Senior Notes, or both.

CUSIP/ISIN Numbers:	CUSIP: 02005N BY5 ISIN: US02005NBY58

Joint Book-Running Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	Lloyds Securities Inc. SMBC Nikko Securities America, Inc. AmeriVet Securities, Inc. Drexel Hamilton, LLC Loop Capital Markets LLC Samuel A. Ramirez & Company, Inc. Telsey Advisory Group LLC

Denominations:	$2,000 x $1,000

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the Notes will be made in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the third business day following the date of this term sheet. Trades of securities in the secondary market generally are required to settle in one business day, referred to as T+1, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+1 basis, investors who wish to trade the Notes prior to one business day before the Settlement Date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus for the Notes. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus for the Notes to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.